FILE NO. 812-14897

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PROSPECT CAPITAL CORPORATION

PRIORITY INCOME FUND, INC.

TP FLEXIBLE INCOME FUND, INC.

PROSPECT CAPITAL MANAGEMENT L.P.

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

PROSPECT FLEXIBLE INCOME MANAGEMENT, LLC

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND
RULE 12d3-1 UNDER THE ACT

All Communications, Notices and Orders to:

Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016

Attention: Sean Dailey

(646) 380-1716

Copies to:

Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
700 6th Street NW
Washington, DC 20001

(202) 383-0176

March 11, 2020

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

PROSPECT CAPITAL CORPORATION
PRIORITY INCOME FUND, INC.
TP FLEXIBLE INCOME FUND, INC.

PROSPECT CAPITAL MANAGEMENT L.P.

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC
PROSPECT FLEXIBLE INCOME MANAGEMENT, LLC
10 East 40th Street, 42nd Floor

New York, NY 10016

File No. 812-14897
Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) )	THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE ACT AND RULE 12d3-1 UNDER THE ACT

INTRODUCTION

In this amended and restated application (the “Application”), (i) Prospect Capital Corporation (“PSEC”), a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “1940 Act”), (ii) Priority Income Fund, Inc. (“PRIS”), a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act, (iii) TP Flexible Income Fund, Inc. (“FLEX” and, together with PSEC, PRIS and any Future Regulated Fund1, each, a “Company” and collectively, the “Companies”), a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (iv) Prospect Capital Management L.P. (“PCM”), a Delaware limited partnership that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), that serves as the investment adviser of PSEC, (v) Priority Senior Secured Income Management, LLC (“PRISM”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, that serves as the investment adviser of PRIS, and (vi) Prospect Flexible Income Management, LLC (“PFIM” and, together with PCM, PRISM and any future investment adviser that controls, is controlled by or is under common control with PCM and is registered as an investment adviser under the Advisers Act, each, an “Adviser”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, that serves as the investment adviser of FLEX (each Adviser, together with each Company, the “Applicants”), apply for and request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act, exempting the Applicants (1) from the provisions of Section 12(d)(3) of the 1940 Act and Rule 12d3-1 thereunder in order to permit the Companies to acquire the securities of various investment managers, each of which the Applicants believe will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the 1940 Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

1 For purposes of this Application, “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company and (b) whose investment adviser is an Adviser. For purposes of this Application, “Applicants” means each Adviser and each Company or any successor to an Adviser or a Company, respectively. For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

We note that there is no precedent for relief of the type being sought here with respect to Future Regulated Funds. We believe, however, that the conditions hereto (the “Conditions”), when applied to such Future Regulated Funds, would provide the same level of shareholder protection as those Conditions provide when applied to the Applicants here. Future Regulated Funds would operate in fundamentally the same way as the existing Companies here. That is, they will invest primarily in private debt but will have the flexibility to purchase equity and, if the relief sought here is granted, to invest in both Investment Managers (as defined herein) and Broker-Dealers (as defined herein). To the extent such Future Regulated Funds pursue strategies that are materially different from those of the existing Companies then they would not rely on the relief sought here. Moreover, because the Future Regulated Funds would operate substantially the same as the existing Companies, the Conditions set forth herein should provide the same level of protection to their shareholders as they would to the shareholders of the Companies. We note that the Staff, in the context of orders for co-investment relief, regularly approves applications that cover future entities.2 As with those orders, the relief requested here will be subject to Conditions that apply equally to existing and future entities. Accordingly, we see no reason to distinguish the applicability of relief for Future Regulated Funds in the context of co-investment on the one hand, and in the context of Section 12(d)(3) relief on the other.

This application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The relief requested by the Applicants will be referred to herein as “Relief.” No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

BACKGROUND

A. General

PSEC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act3. PSEC’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. PSEC invests primarily in senior and subordinated debt and equity of private companies in need of capital for acquisitions, divestitures, growth, development, recapitalizations and other purposes. PSEC had $5.4 billion in total assets under management as of December 31, 2019.

PRIS is a Maryland corporation organized as a closed-end management investment company that has registered as an investment company under the 1940 Act. PRIS’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PRIS had $571 million in total assets under management as of December 31, 2019.

FLEX is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. FLEX’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. FLEX had $43.8 million in total assets under management as of December 31, 2019.

The companies in which the Companies would invest pursuant to the Relief will primarily be private companies engaged exclusively in the investment management and/or brokerage business, including investment advisers that are expected to be registered under the Advisers Act (“Investment Managers”) or broker-dealers registered under the Securities Exchange Act of 1934, as amended (“Broker-Dealers”). None of the Investment Managers or Broker-Dealers will be part of a larger financial institution.

Each Company intends to provide debt or equity capital to Investment Managers and Broker-Dealers. The debt capital to be provided by a Company and/or its affiliates will involve a transaction whereby in exchange for a non-voting, non-controlling loan, each Investment Manager or Broker-Dealer will issue a participating convertible debt security to such Company (each, a “Note”). Each Note will have a coupon and will provide for repayment of principal at the Note’s maturity in the event that it is not converted into equity of the underlying Investment Manager or Broker-Dealer at such time. The participation-based payment structure of each of the Notes will be based on the revenues of the underlying Investment Manager or Broker-Dealer, or on its assets under management. If converted into equity, in general it is expected that in most cases the equity received from the conversion of the Notes would consist of non-voting securities and in any case would not represent more than 25% of the outstanding voting securities, or otherwise constitute control, of the underlying Investment Manager or Broker-Dealer. The Applicants believe that each Note will be an “investment security” as defined in Section 3(a)(2) of the 1940 Act. The Notes will not be actively or publicly traded; rather, they will be purchased by a Company in highly negotiated “one-off” private transactions and, generally, held to maturity.

The equity capital to be provided by a Company and/or its affiliates will involve a transaction whereby a Company makes an equity contribution to an Investment Manager or Broker-Dealer and receives securities of the Investment Manager or Broker-Dealer in return (each such investment an “Equity Contribution,” and, together with the Notes, “Investments”). Each Equity Contribution would not represent more than 25% of the outstanding voting securities, or otherwise constitute control, of the underlying Investment Manager or Broker-Dealer.

2 See, e.g. Prospect Capital Corporation, et al., Investment Company Act Release Nos. 33745 (January 13, 2020) (order) and 33716 (December 12, 2019) (notice).

3 Section 2(a)(48) of the 1940 Act defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

Each Company has elected to be treated as a registered investment company under Subchapter M of the Internal Revenue Code of 1987, as amended (the “Code”).

B. The Advisers

PSEC is externally managed by PCM. PCM is a Delaware limited partnership and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act. PCM is led by John F. Barry III and M. Grier Eliasek. Mr. Barry is the Chairman and Chief Executive Officer of PSEC and controls PCM.

PRIS is externally managed by PRISM. PRISM is a Delaware limited liability company and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act.

FLEX is externally managed by PFIM. PFIM is a Delaware limited liability company and an investment adviser registered with the Commission pursuant to Section 203 of the Advisers Act.

C. The Companies’ Investments in Investment Managers and Broker-Dealers

Set forth below are the respective investment strategies for each Company as described in its respective registration statement on Form N-2, other filings such Company has made with the Commission under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and such Company’s reports to shareholders (collectively, the “Investment Strategies”).

PSEC’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. PSEC focuses on making investments in private companies. PSEC invests primarily in first and second lien secured loans and unsecured debt, which in some cases includes an equity component. First and second lien secured loans generally are senior debt instruments that rank ahead of unsecured debt of a given portfolio company. These loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of or be junior to other security interests. PSEC’s investments in collateralized loan obligations (“CLOs”) are subordinated to senior loans and are generally unsecured. PSEC’s investments have generally ranged between $5 million and $250 million each, although the investment size may be more or less than this range. PSEC invests in debt and equity positions of CLOs which are a form of securitization in which the cash flows of a portfolio of loans are pooled and passed on to different classes of owners in various tranches. PSEC’s CLO investments are derived from portfolios of corporate debt securities which are generally risk rated from BB to B.

PRIS’ investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PRIS seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, which we collectively refer to as “Senior Secured Loans,” with an emphasis on current income. These investments, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. PRIS’ investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. PRIS may invest in Senior Secured Loans directly or in any security issued by a CLO to implement its investment objective but have invested primarily in the equity and junior debt tranches of CLOs. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is diverse by Senior Secured Loan, borrower, and industry, with limitations on non-U.S. borrowers.

FLEX’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. FLEX intends to primarily lend to and invest in the debt of privately-owned U.S. middle market companies. FLEX expects to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt).

The Companies would apply their Investment Strategies, as set forth above, to the same extent to Investment Managers and Broker-Dealers as they do to other types of portfolio companies. Thus, in particular, the Companies could invest in the common or preferred stock of such entities, though, as with companies in other industries, their principal focus would be on the debt of Investment Managers and Broker-Dealers. At this point, the Applicants do not expect to have specific quantitative limitations on the equity and debt securities of the Broker-Dealers and Investment Managers in which the Companies will invest, although the Applicants anticipate that the types of investments the Companies will make will align with the rest of the investments in the Companies’ respective portfolio.

The Companies, and their respective Advisers, may gain access to material non-public information (“MNPI”) from the Investment Managers or Broker-Dealers in which they invest. While the Companies expect that most of their investments in Investment Managers and Broker-Dealers will be in private companies with respect to which public trading issues will not arise, the Companies and the Advisers have adopted policies and procedures to prevent the sharing and use of such information. Specifically, personnel will be prohibited from buying or selling any securities of Investment Managers or Broker-Dealers in which their respective Company has, or to their knowledge, is considering an investment.

Due to the fact that most of the issuers of the Investments are expected to be registered investment advisers or broker-dealers and it is expected that most Investments will exceed the quantitative limitations set forth in Rule 12d3-1(b), absent exemptive relief, the Applicants would not be in compliance with Section 12(d)(3) or Rule 12d3-1 of the 1940 Act. In certain instances, and for separate business reasons, the actual issuer of the Investment may not be the registered investment adviser or registered broker-dealer, as applicable, itself but instead a company that holds an ownership interest in the registered investment adviser or registered broker-dealer, as applicable (i.e., a holding company). The prospect that Investments may be issued by an entity other than the registered investment adviser or registered broker-dealer will be disclosed in the applicable Company’s prospectus.

The Applicants expect that more than 15% of the revenues of each Investment Manager or Broker-Dealer will be from “securities related activities” as such term is defined in Rule 12d3-1(d)(1) of the 1940 Act. The Applicants believe the majority of each Investment Manager or Broker-Dealer’s revenue will be earned by charging fees based upon assets under management, investment performance or from securities-related transactions. The amount of a Company’s investment in equity securities will likely constitute more than 5% of the outstanding securities of a class of equity securities of an Investment Manager at the time of the investment. However, in certain instances an investment by a Company in equity securities may constitute less than 5% of the outstanding equity securities of an Investment Manager or Broker-Dealer at the time of the investment. In the event a Company invests in Notes of an Investment Manager or Broker-Dealer that are treated as debt securities for purposes of Rule 12d3-1, the principal amount of that debt will likely exceed 10% of the outstanding principal amount of the Investment Manager or Broker-Dealer’s debt securities. However, in certain instances an investment by a Company may constitute less than 10% of the outstanding principal amount of an Investment Manager or Broker-Dealer’s debt securities at the time of the investment in a Note.

In addition, the Applicants believe that there may be instances in which more than 5% of the value of a Company’s total assets will be invested in each of several Investment Managers and/or Broker-Dealers. In order to comply with the Code’s diversification requirements for regulated investment companies,4 it is contemplated that, with respect to at least 50% of a Company’s total assets, each of the investments in an Investment Manager or Broker-Dealer will not constitute more than 5% of a Company’s total assets at the time of investment. However, with respect to the remaining 50% of a Company’s total assets, such Company may make investments that each constitute more than 5% but less than 25% of the value of such Company’s total assets, as measured at the time of investment.

PSEC and FLEX, from time-to-time, provide managerial assistance to Investment Managers and Broker-Dealers in which they have invested. These efforts could include advice regarding financing, operations, or other elements of their businesses. To the extent that PSEC and FLEX engage in such activities, the policy concerns about reciprocal practices—the prevention of which underlies a policy of Section 12(d)(3)—could be implicated. However, all of the Applicants will comply with Conditions 1 and 5 of this Application, which enforce the policy considerations relating to reciprocal practices, and thus will not engage in such reciprocal practices.

We note that ordinarily the Applicants will not have a relationship with investee Investment Managers and Broker-Dealers such that it would be able to influence the operations, including the direction of business to other portfolio Investment Managers or Broker-Dealers.

4 Code Section 851(b)(3) requires that at least 50% of the value of a regulated investment company’s total assets is represented by (i) cash and cash items (including receivables), government securities and securities of other regulated investment companies, and (ii) other securities for purposes of this calculation limited, except and to the extent provided in subsection (e), which relates to the furnishing of capital to development corporations, in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the taxpayer and to not more than 10% of the outstanding voting securities of such issuer.

APPLICABLE LAW AND EXEMPTIVE RELIEF REQUESTED

Section 6(c) of the 1940 Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction from any provision of the 1940 Act or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 12(d)(3) of the 1940 Act prohibits a registered investment company from acquiring any security issued by any person who is a broker, dealer, engaged in the business of underwriting, or a registered investment adviser. Section 60 of the 1940 Act extends the prohibitions of Section 12(d)(3) to issuers that have elected to be treated as business development companies under the 1940 Act. Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions. First, paragraph (a) of Rule 12d3-1 provides an exemption from Section 12(d)(3) to permit an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues. In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition of an equity or debt security of the issuer: (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer; and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities or 10% of the outstanding principal amount of the issuer’s debt securities, as applicable. Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or registered investment adviser or investment adviser to a registered investment company.

The Applicants hereby apply for an order pursuant to Section 6(c) of the 1940 Act exempting the Companies from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit each Company to invest in the equity and debt securities of various Investment Managers, each of which the Applicants believe will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” in excess of the quantitative limitations set forth in Rule 12d3-1(b). The Companies will comply with all other requirements of Rule 12d3-1. Prior to any Investment in an Investment Manager, a Company will require such Investment Manager to contractually agree to be bound by the terms of the Conditions of this Application.

DISCUSSION

A. Purposes of Section 12(d)(3)

The Commission has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes.”5 First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.” The Commission further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.”6 Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.7 However, as the Commission acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”8

5 Investment Company Act Release No. 13725 (January 17, 1984). See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)

6 Continuing, “[t]he provisions of the section generally are intended to prevent … cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.

7 See Investment Company Act Release No. 13725 (January 17, 1984).

8 Id.

1. Avoiding the Entrepreneurial Risks of Securities Related Businesses.

The Applicants do not believe that the Companies’ respective investments in various Investment Managers raise the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3). The Commission has stated in regards to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”9 The Commission has noted that, since 1940, the ownership structure of most securities related issuers has changed from a partnership to a corporate form, resulting in the limited liability status of these entities.10 The Commission has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”11

The Commission’s statements with regard to the risk of investments in securities related businesses do not distinguish between the risks applicable to investment advisers on the one hand and broker-dealers on the other. The Applicants do not believe that there is a substantial number of investment advisers or broker-dealers in existence in the United States that are not organized as corporations or other limited liability entities; in any event, the Companies will invest only in Investment Managers and Broker-Dealers that are organized as corporations or other limited liability entities.

Congress’ concerns regarding entrepreneurial risk will also be mitigated by disclosure to investors in each Company’s ongoing public filings with the Commission, as such disclosure will describe the fact that such Company’s business includes making Investments in Investment Managers and Broker-Dealers. As a result, investors in a Company will be informed of the risks, including entrepreneurial risk, of investing in such types of entities. Therefore, only persons or entities that explicitly intend and desire to have exposure to the businesses of the Investment Managers or Broker-Dealers will purchase shares in a Company, and, as such, the Applicants believe that a Company’s investments in Investment Managers or Broker-Dealers will be in the best interests of such Company’s shareholders.

2. Elimination of Reciprocal Practices Between Investment Companies and Securities Related Businesses.

In addition to limiting the entrepreneurial risks of investing in securities related businesses, the practical effect of Section 12(d)(3) is to eliminate the possibility of certain conflicts of interest and reciprocal practices between investment companies and securities related businesses.12

In general, the Applicants believe that there are very few possible situations where a Company and the entities in which it makes Investments would have even the possibility of having commercial or other relationships other than actually making an Investment itself. The Investment Managers and Broker-Dealers will be private companies that are expected to be primarily engaged in the business of providing investment or securities advice or services to clients. Accordingly, it is unlikely that the activities of an Investment Manager or Broker-Dealer and its Affiliates (as defined below) would intersect with the activities of the Applicants, other than in connection with the making of an Investment by a Company. Therefore, it will be easy administratively and practically to prohibit the Applicants from having other commercial relationships with Investment Managers and their respective Affiliates (as defined below). By condition, Applicants and their Affiliates13 will be prohibited from having any other commercial relationships with the Investment Managers and their Affiliates.

9 Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (September 16, 1993).

10 Id.

11 Id.

12 See Investment Company Act Release No. 13725.

One potential risk that has been noted by the Commission is that an investment company might purchase “securities or other interests in a broker-dealer to reward that broker-dealer for selling fund shares, rather than solely on investment merit.”14 The Relief will not create potential conflicts of interest for the Applicants or the Companies’ shareholders because as a condition to the Relief, no Broker-Dealer or its Affiliates (defined below) or client of an Broker-Dealer will be permitted to, at any time that an Investment is outstanding to such Broker-Dealer, buy, sell or otherwise trade securities issued by the Applicants or any of their respective affiliated persons, as such term is defined in Section 2(a)(3) of the 1940 Act.15

Moreover, Broker-Dealers in which the Companies invest will not be engaged in buying or selling portfolio securities for any of the Companies, because the vast majority of the debt and equity investments the Companies make do not involve a broker-dealer. In any event, the Companies undertake to not involve any Broker-Dealer in which it is an investor in any purchase or sale of securities which they may respectively make.

Another potential conflict of interest is that Investment Managers and Broker-Dealers could be influenced to recommend to their clients certain investment companies which invest in such Investment Manager, Broker-Dealer or its affiliates, and thereby use the investment companies’ assets to boost the price of the Investment Manager’s securities, or invest in the securities of Broker-Dealers who could use their relationship with investment companies to earns fees for the distribution of their securities.16 As noted above, as a condition to the Relief, the Investment Managers or Broker-Dealers and their affiliated persons within the meaning of Section 2(a)(3) of the 1940 Act and affiliated persons of such affiliated persons will not be permitted to, at any time that an Investment is outstanding to such Investment Manager or Broker-Dealer, sell any securities issued by the Applicants as an underwriter, will not make a market in any securities issued by the Applicants and will not act as agent or as a broker in connection with the sale of any shares of the Applicants and will not recommend investing in securities of the Applicants. Further, no Investment Manager, Broker-Dealer or any of its Affiliates or client of an Investment Manager or Broker-Dealer will (a) buy, sell or otherwise trade securities issued by the Applicants or any of their respective affiliates, or (b) buy, sell or otherwise trade securities owned by the Applicants or any of their respective affiliates in transactions involving the Applicants or any of their respective affiliates.

The Commission has also stated that another purpose of Section 12(d)(3) is to prevent investment companies from directing “brokerage to a broker-dealer in which the company has invested to enhance the broker-dealer’s profitability or to assist it during financial difficulty, even though the broker-dealer may not offer the best price and execution.”17 Applicants will establish policies and procedures to prevent trades from being directed to Broker-Dealers from other Broker-Dealers or Investment Managers to enhance such Broker-Dealer’s profitability or to assist it during financial difficulty. Specifically, the Companies will notify Broker-Dealers and Investment Managers in which the Companies have an Investment of the names of other Broker-Dealers and Investment Managers in which the Companies have an Investment (subject to typical confidentiality and standstill provisions) and advise them that, as a condition to the Companies’ Investment, they cannot direct trades to or through those identified entities.

3. Liquidity of Investment Company Portfolio.

In adopting Section 12(d)(3), Congress was also concerned with the liquidity of an investment company’s portfolio.18 The shareholders that invest in a Company receive disclosure (i) in such Company’s prospectus and (ii) pursuant to its ongoing reporting requirements, as a public company, that describe the fact that such Company’s business is investing in illiquid investments pursuant to the Investment Strategies. Such disclosures will describe the fact that such Company’s business (like that of business development companies and closed-end management investment companies generally) is investing in illiquid investments of small, developing companies, and more specifically, purchasing Investments in Investment Managers and Broker-Dealers. In addition, because each of the Companies is either a closed-end management investment company or business development company that does not offer redeemable securities, they are not required by the 1940 Act or applicable guidance from the Commission or its staff to hold a minimum amount of liquid assets. As a result, liquidity concerns do not affect the Companies.

The Applicants believe the Companies’ proposed acquisitions of the securities of various Investment Managers and Broker-Dealers does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. The Applicants believe that the standards set forth in Section 6(c) have been met.

13 For the purposes of this application, an “Affiliate” means an Applicant, any person that is controlled by an Applicant and to which an Applicant provides debt capital, an Investment Manager or Broker-Dealer, affiliated persons of such Investment Manager or Broker-Dealer within the meaning of Section 2(a)(3) of the 1940 Act, and affiliated persons of such affiliated persons.

14 See id.

15 Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person to include (i) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (ii) any person 5% or more of whose voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person, and (iii) any person directly or indirectly controlling, controlled by, or under common control with, the other person.

16 See, e.g., American Medical Association, SEC No-action letter (pub. avail. April 23, 1978).

17 See Investment Company Act Release No. 13725.

18 See Investment Company Act Release No. 13725.

B. Precedent

The Commission has previously been willing to grant relief to permit investments by investment companies in issuers that derive more than 15% of their gross revenues from securities related activities. The applicants have argued that, absent the requested relief, registered investment companies may be precluded from purchasing, or may be compelled to sell, the issuers’ securities notwithstanding the fact that the acquisition of such securities did not present the dangers which Section 12(d)(3) purports to address. The applicants further argued that, as the relief requested related only to investments in securities by the issuer, the question whether such an investment might expose an investment company to the entrepreneurial risks of the investment banking business must be viewed in the context of the financial position of the issuer and all of its subsidiaries on a consolidated basis.

Furthermore, the Commission has granted relief to a closed-end management investment company to purchase securities issued by affiliated persons of the funds’ principal underwriter that were directly or indirectly engaged in a securities related business.19 In that case, the applicants argued that the fixed nature of the investment company’s portfolio eliminated the concerns about conflicts of interest that rule 12d3-1(c) was designed to address. The applicants also argued that investors were protected because the terms of the securities to be purchased would be fully disclosed to investors before they made the decision to purchase the investment company shares. While in the present case, the portfolios of the Companies will not be fixed, the Applicants do not believe that this distinction undermines the request for relief being sought here. First, procedures will be in place, as noted above, preventing any arrangements (other than the portfolio investment itself) between a Company and an Investment Manager or Broker-Dealer. Moreover, those procedures are designed to prevent the use of additional investment by the Companies in Broker-Dealers and Investment Managers already in the portfolio as an incentive for those entities to engage in transactions or other activity not in the best interest of the Companies. Indeed, a managed portfolio protects investors in a manner in which a fixed portfolio cannot. Thus, an Investment Manager can dispose of underperforming assets in favor of assets the Investment Manager believes would be more accretive to investors, a practice that a fixed portfolio could not follow.

The Commission also permitted a closed-end management investment company to purchase 100% of the stock of an investment adviser and broker-dealer because the acquisition had been negotiated at arm’s length, was unanimously approved by the investment company’s board of directors, including non-interested directors, and was subject to approval of a majority of the investment company’s common stockholders.20 The Commission granted further relief to a closed-end management investment company allowing for the investment of approximately 80% of its total assets in two issuers, each of which derive more than 15% of their gross revenues from securities related activities.21 The applicant argued that investors in the applicant were protected because they had the opportunity to either approve or reject the proposed investment after full disclosure and because the concerns underlying section 12(d)(3) were not raised given the factual circumstances and the conditions to the relief.

The Commission has also provided exemptive relief under Section 6(c) of the 1940 Act to permit unit investment trusts to invest more than 10% of their assets in securities of issuers that derive more than 15% of their gross revenues from securities related activities.22 While unit investment trusts, unlike the Companies, have fixed portfolios of securities, for the reasons stated above with respect to the discussion following footnote 18, the Applicants do not believe that this distinction makes these precedents inapposite. The risks of economic instability and reciprocal practices, at which Section 12(d)(3) is aimed, could arise to the same extent from Investment Managers and Broker-Dealers in a fixed portfolio, as they could in a managed portfolio. Indeed, these risks may, in fact, be greater in a fixed portfolio to the extent that divestment of a portfolio company would be deemed to be in the best of interest of the shareholders.

19 HSBC Securities (USA) Inc., et al., Investment Company Act Release Nos. 24011 (Sept. 14, 1999) (order) and 23963 (Aug. 23, 1999) (notice).

20 Baker, Fentress & Company, et al., Investment Company Act Release Nos. 21949 (May 10, 1996) (order) and 21890 (April 15, 1996) (notice).

21 In the Matter of Millennium India Acquisition Company, Inc.; (File No. 812-13464) Investment Company Act Release No. 28121; (January 6, 2008).

22 See, e.g., Corporate Income Fund, et al., Investment Company Act Release Nos. 23373 (Aug. 4, 1998) (order) and 23308 (July 9, 1998) (notice); Defined Asset Funds, Investment Company Act Release Nos. 19456 (May 5, 1993) (order) and 19388 (April 7, 1993) (notice).

The Commission has also provided exemptive relief under Section 6(c) of the 1940 Act to permit a closed-end management investment company, which intended to elect to be treated as a business development company under the 1940 Act (“Cantilever”), to acquire the securities of various investment advisers that each derives more than 15% of its gross revenues from securities related activities as defined in rule 12d3-1(d)(1) under the 1940 Act, in excess of the limitations in rule 12d3-1(b).23 Whereas Cantilever’s investments in investment advisers were expected to comprise all or nearly all of Cantilever’s investment activity, a Company’s investment in Investment Managers or Broker-Dealers is not expected to represent all or nearly all of such Company’s Investment Strategies at any given time. The Applicants believe that this distinction makes the Companies’ approach more consistent with the policies underlying Section 12(d)(3), as opposed to the approach in Cantilever. Because the Companies will not invest all or most of their assets in Investment Managers and Broker-Dealers, any entrepreneurial risks associated with such investments would be less than those to which Cantilever would be subject from exposure to financial services activity.

The Cantilever relief covered investments in debt instruments and the Commission has previously provided relief to similarly situated business development companies to hold equity interests in investment advisers.

In Ares Capital Corporation (“Ares”),24 the ownership of the securities of a single investment adviser (“Ivy Hill”) was at issue. There, Ares owned all of the equity securities of Ivy Hill and held none of its debt. Ivy Hill did not provide investment advice to Ares, but rather managed, as investment adviser or sub-adviser, a number of private investment funds.

In Kohlberg Capital Corporation (“Kohlberg”),25 Kohlberg obtained relief to permit it to own a greater than 50% equity interest in a number of investment advisers. The investment advisers managed a number of CLO funds. The investment advisers did not provide investment advisory services to Kohlberg.

In American Capital, LTD. (“American Capital”),26 American Capital formed and owned 100% of the membership interests in one investment adviser, and 100 percent of the voting interests and a majority of the economic interests in two others. Pursuant to two exemptive orders, American Capital formed and wholly owned a number of investment advisers that engaged in the business of advising private funds. None of the entities provided investment advice to American Capital.

Although the Applicants believe that each of the foregoing precedents supports the request for relief here, the Applicants note that in each of those business development companies discussed above had investment advisers in existence which were not required to be registered prior to the enactment of the Dodd-Frank Act. Subsequent to its enactment, the Dodd-Frank Act required investment advisers like those discussed above to be registered and, thus, the business development companies were required to seek exemptive relief to continue their ownership interest in their respective investment advisers.

Section 12(d)(3) does not distinguish between debt and equity investments in setting forth its proscriptions against 1940 Act-regulated entities owning securities issued by broker-dealers or investment advisers. Moreover, the exemptions provided in Rule 12d3-1 provide conditionally for investments in both equity and debt. The policies underlying Section 12(d)(3) would seem to apply equally to debt and equity investments. With respect to the risks associated with investing in entities structured as partnerships, the fact that today nearly all broker-dealers and investment advisers are structured to provide for limited liability to their investors applies equally to debt and equity investments in such entities—in either case, there would be no recourse to a Company beyond the amount of their debt or equity investment, if the Investment Manager or Broker-Dealer were to become insolvent or subject to other claims. With respect to the concern for reciprocal practices inconsistent with the best interests of investors in a regulated entity, the potential for abuse exists in both equity and debt securities, as in each case, terms can be negotiated or arrangements put in place of the type that concerned Congress in including Section 12(d)(3) in the 1940 Act. The protections built in to this Application, most notably in Conditions 1, 2 and 3, are designed to prevent such abuses arising from investments in either equity or debt securities of Investment Managers or Broker-Dealers.

In granting each of these applications, the Commission has found that the proposed investments do not raise the concerns that underlie Section 12(d)(3). Similarly, for the reasons set forth above, together with the proposed Conditions for the granting of exemptive relief, the Applicants believe that the Companies’ proposed acquisitions of the securities of various Investment Managers and Broker-Dealers does not raise the concerns underlying Section 12(d)(3).

23 In the Matter of Cantilever Capital, LLC and Cantilever Group, LLC; (File No. 812-13781) Investment Company Act Release No. 29925 (January 24, 2012).

24 Ares Capital Corporation, et al. (File No. 812-13847) Investment Company Act Release Nos. 29977 (March 9, 2012) (notice) and 30024 (March 29, 2012) (order).

25 Kohlberg Capital Corporation (File No. 812-13882) Investment Company Act Release Nos. 29975 (March 5, 2012) (notice) and 30011 (March 27, 2012) (order)

26 American Capital Ltd., et al. (File No. 812-13493) Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012) (order); American Capital Ltd., et al. (File No. 812-14222) Investment Company Act Release Nos. 31148 (July 3, 2014) (notice) and 31191 (July 29, 2014) (order).

CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following Conditions:

1. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, none of the Applicants and none of their respective Affiliates will engage in any transaction with an Investment Manager or Broker-Dealer other than (i) a Company’s investment in the Investment Manager or Broker-Dealer (and any follow-on investment) and (ii) a Company’s providing managerial assistance to an Investment Manager or Broker-Dealer. The managerial assistance provided by a Company or any of its Affiliates will not include any activity involving any Investment Manager or Broker-Dealer’s investment or brokerage process or investment decisions.

2. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, no Investment Manager, or Broker-Dealer, or its Affiliates or client of an Investment Manager or Broker-Dealer will (a) buy, sell or otherwise trade securities issued by the Applicants or any of their respective Affiliates, or (b) buy, sell or otherwise trade securities owned by the Applicants or any of their respective Affiliates in transactions involving the Applicants or any of their respective Affiliates. Nor will any Investment Manager or Broker-Dealer or its Affiliates sell any securities issued or owned by the Applicants or any of their respective Affiliates as an underwriter, make a market in any securities issued or owned by the Applicants or act as agent or as a broker in connection with the sale of any securities issued or owned by the Applicants or any of their respective Affiliates or recommend to its clients the purchase of any such securities.

3. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, none of the Applicants and none of their respective Affiliates will use any Investment Manager or Broker-Dealer or any Affiliate thereof as a broker-dealer for the purchase or sale of any portfolio securities.

4. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, no Investment Manager or Broker-Dealer or its Affiliates will provide any services to the Applicants or any of their respective Affiliates.

5. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, no officer of an Applicant or member of an Applicant’s board of directors (“Board”) will be affiliated with an Investment Manager or Broker-Dealer or its Affiliates other than as a result of making an Investment. So long as an Investment is outstanding in an Investment Manager or Broker-Dealer, the Applicants, their respective Affiliates and their respective officers or managing members will not (1) serve on the board of directors of such Investment Manager or Broker-Dealer, (2) participate in the management of such Investment Manager or Broker-Dealer (except for providing managerial assistance) or (3) have other indicia of control as defined in the 1940 Act (other than typical rights of debt holders, including, but not limited to, access to certain information). The only affiliation the Applicants (or any of their respective officers or members) will have will be as a provider of debt or equity capital.

6. The Applicants’ respective Chief Compliance Officers will monitor and report to the applicable Applicant’s Board no less than annually on compliance with these conditions.

7. The Applicants will comply with the provisions of Rule 12d3-1, except for paragraph (b) solely to the extent necessary to permit a Company to invest (x) more than 5% of the value of its total assets in equity securities issued by a registered investment adviser or broker-dealer, (y) in more than 5% of the outstanding equity securities of a registered investment adviser or broker-dealer, and (z) in more than 10% of the outstanding principal amount of a registered investment adviser’s or broker-dealer’s debt securities, provided that, (i) immediately after a Company makes an investment permitted by (x) and/or (y), not more than 50% of the value of such Company’s total assets will consist of investments permitted by (x) and/or (y), (ii) in no event will such Company acquire more than 25% of the outstanding voting securities of a registered investment adviser or broker-dealer or otherwise control a registered investment adviser or broker-dealer, and (iii) immediately after such Company makes an investment permitted by (z), not more than 10% of the value of such Company’s total assets will consist of investments permitted by (z).27

27 For the purposes of this paragraph, the terms “equity security” and “debt securities” have the meanings given them in Rule 12d3-1.

AUTHORITY

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of the Applicants declare that their respective officers and authorized persons have authorized the execution and filing of this Application and any further amendments thereto and all requirements of their respective charters, by-laws and partnership agreement or operating agreement have been complied with regarding the execution and filing of this Application.

The verification required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Appendix A and Appendix B.

UPON THE BASIS OF THE FOREGOING, it is respectfully requested that the Commission enter an order, based on the facts as set forth above, under Section 6(c) of the 1940 Act exempting the Applicants from the provisions of Section 12(d)(3) and Rule 12d3-1 thereunder to the extent necessary to permit a Company to make Investments in various Investment Managers and Broker-Dealers, each an issuer that derives more than 15% of its gross revenues from securities related activities, in excess of the quantitative limitations set forth in Rule 12d3-1(b).

Pursuant to Rule 0-2(c) of the General Rules and Regulations under the 1940 Act, the Applicants declare that this Application is signed by M. Grier Eliasek.

March 11, 2020

PROSPECT CAPITAL CORPORATION

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Operating Officer

PRIORITY INCOME FUND, INC.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Executive Officer

TP FLEXIBLE INCOME FUND, INC.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Chief Executive Officer

PROSPECT CAPITAL MANAGEMENT L.P.

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	Authorized Person

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Operating Officer

Prospect Flexible Income Management, LLC

By:	/s/ M. Grier Eliasek
	Name:	M. Grier Eliasek
	Title:	President & Chief Operating Officer

Appendix A

Verification of Application and Statement of Facts

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated March 11, 2020 for and on behalf of Prospect Capital Corporation, Priority Income Fund, Inc., TP Flexible Income Fund, Inc., Prospect Capital Management L.P., Priority Senior Secured Income Management, LLC, and Prospect Flexible Income Management, LLC; that he is the President and Chief Operating Officer of Prospect Capital Corporation, Chief Executive Officer of Priority Income Fund, Inc., Chief Executive Officer of TP Flexible Income Fund, Inc., an authorized person of Prospect Capital Management L.P., President and Chief Operating Officer of Priority Senior Secured Income Management, LLC, and President and Chief Operating Officer of Prospect Flexible Income Management, LLC; and that all action by the respective officers and authorized persons and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ M. Grier Eliasek
M. Grier Eliasek

A-1

Appendix B

Resolutions of the Board of Directors of Prospect Capital Corporation

WHEREAS, the Board of Directors (the “Board”) of Prospect Capital Corporation (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on April 16, 2018).

B-1

Resolutions of the Board of Directors of Priority Income Fund, Inc.

WHEREAS, the Board of Directors (the “Board”) of Priority Income Fund, Inc. (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on April 16, 2018).

B-2

Resolutions of the Board of Directors of TP Flexible Income Fund, Inc.

WHEREAS, the Board of the Directors (the “Board”) of TP Flexible Income Fund, Inc., (the “Corporation”) believes it to be in the best interests of the Corporation to make an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act.

NOW THEREFORE, BE IT RESOLVED, that the respective officers of the Corporation be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the SEC for an order pursuant to Section 6(c) of the Act, for an exemption from Section 12(d)(3) of the Act and Rule 12d3-1 under the Act to permit the Corporation to acquire the securities of various investment managers, each of which may derive more than 15% of its gross revenues from “securities related activities,” as such term is defined in Rule 12d3-1(d)(1) under the Act, in excess of the quantitative limitations set forth in Rule 12d3-1(b) under the Act; and

FURTHER RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Corporation any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Corporation such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and

FURTHER RESOLVED, that all actions, transactions, events and practices regarding the Corporation (or the operation thereof), implemented or to be implemented by the Corporation, or taken or to be taken by the Corporation, that are described in the foregoing resolutions be, and hereby are, authorized, confirmed, ratified and approved in all respects; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any officer of the Corporation or any person or persons designated and authorized to act by a director or officer of the Corporation in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Corporation; and

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the officers of the Corporation may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and

FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Corporation.

(Approved by unanimous written consent of the Board of Directors on June 6, 2019)

B-3